

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

<u>Via U.S. mail</u>
Mr. Peter Lamoureux
Director, President, and Treasurer
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, IA 52556

      Re: **The Everest Fund, L.P.**
               Form 10-K for year ended December 31, 2013
               Filed on March 31, 2014
               File No. 000-17555

Dear Mr. Lamoureux:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kevin Woody

                              Kevin Woody
                              Branch Chief